

October 12, 2012

Via E-mail
David M. Wehner, CFO
Zynga Inc.
699 Eighth Street
San Francisco, CA  94103

> **Re:    Zynga Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed on July 30, 2012**
> **File No. 001-35375**

Dear Mr. Wehner:

We have reviewed your letter dated September 14, 2012 in connection with the above-referenced filing and have the following comment.  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 19

1. We note your response to comment one of our letter dated August 27, 2012.  In addition to disclosing average monthly unique payers ("MUPs"), we believe that you should disclose in your periodic reports average monthly unique payer bookings and monthly unique payer bookings per MUP, as this additional data is essential to understanding trends among your paying players.  We note that while ABPU declines 16% from the quarter ended March 31, 2012 to June 30, 2012, the Monthly Unique Payer Bookings per MUP declines 22% over the same periods.  While, as your response notes, the trends for both metrics are similar in directional decline the absolute declines are not.  Since a substantial majority of your revenue is currently generated by your paying players, the payer metrics previously provided will be relevant data for an investor.  Further, it is not clear from your disclosure why ABPU for active users has such prominence over paying user data.  In this regard, it appears that a discussion and analysis of these two metrics that addresses your focus on enhancing content and game experience to increase ABPU would provide information relevant to an investor's assessment of your financial condition and results of operations.  We refer you to Item 303(a)(3) of Regulation S-K

and Section III.B of SEC Release 33-8350.  Accordingly, please confirm in your response letter that you will provide such data, including information for corresponding prior periods, in your periodic reports.  Also, in your response, please provide average monthly unique payer bookings and monthly unique payer bookings per MUP for the quarters ended September 30, 2011 and December 31, 2011.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions.  In his absence you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc:     Via E-mail
        David G. Peinsipp, Esq.
        Cooley LLP